SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D/A
(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

VECTOR GROUP LTD.
(Name of Issuer)
___________________________
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

92240M-10-8
(CUSIP Number)

Howard M. Lorber
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2013
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M-10-8        Page 2

1	NAME OF REPORTING PERSON
Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		4,769,905
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		—
EACH	9	Sole Dispositive Power
REPORTING
PERSON		4,769,905
WITH	10	Shared Dispositive Power

—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,769,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 92240M-10-8        Page 3

PRELIMINARY STATEMENT:

This Amendment No. 1 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on November 6, 2013 (the “Schedule 13D”), relating to the common stock, par value $0.10 per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 19, 2013, Mr. Lorber was the beneficial owner of, in the aggregate, 4,769,905 shares of Common Stock, which constituted approximately 4.8% of the 97,482,998 shares of Common Stock outstanding, as of December 19, 2013 (plus 972,405 shares that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of options). The shares of the Company's Common Stock outstanding at December 19, 2013 include 2,970,168 shares issued upon the conversion of the Company’s 3.875% Variable Interest Senior Convertible Debentures due 2026, which occurred in November 2013. Mr. Lorber's beneficial ownership includes 972,405 options for Common Stock, granted to Mr. Lorber pursuant to the option agreements referred to in Item 5(c).

(b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 807,773 shares of Common Stock held by him, (ii) 2,740,531 shares held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, (iii) 249,177 shares held by Lorber Gamma Limited Partnership, a Nevada limited partnership, and (iv) 19 shares in an Individual Retirement Account. Mr. Lorber's beneficial ownership also includes 972,405 shares of Common Stock that may be acquired by him within 60 days upon exercise of options. There are 2,479,234 shares owned by Lorber Alpha II Limited Partnership that are pledged to collateralize a bank line of credit. Mr. Lorber exercises sole voting power and sole dispositive power over the shares of Common Stock held by the partnerships and by himself. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Lorber Gamma, Inc., a Nevada corporation, is the general partner of Lorber Gamma Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of each of Lorber Alpha II, Inc. and Lorber Gamma, Inc. Mr. Lorber disclaims beneficial ownership of 17,591 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c)    The following transactions in the Company's Common Stock were effected during the past 60 days: (i) on December 3, 2013, Mr. Lorber vested in an option to acquire 972,405 shares of Common Stock at $11.60 per share and (ii) on December 19, 2013, Mr. Lorber sold 300,000 shares of Common Stock in the open market at an average price of $16.30 per share. The cash proceeds from the sales on December 19, 2013 will be used to reduce the balance on the bank line of credit.

(d)    Not applicable.

(e)     Mr. Lorber ceased to be the beneficial owner of more than 5% of the Company's Common Stock on December 19, 2013.

CUSIP No. 92240M-10-8        Page 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2013

By:	/s/ Howard M. Lorber
Howard M. Lorber